UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Polycom Announcement

8 February 2007

Hello,

My name is Michael Seto. I am Vice President of Voice Business and Market Development for Polycom.

I am here today with exciting news. Polycom announced late Denmark time last night that it intends to join forces with SpectraLink by commencing a tender offer to purchase the outstanding shares of SpectraLink.

First, why are we doing this?

Polycom is a leading independent provider of standards-based, wired VoIP phones for enterprises. SpectraLink is the leading independent provider of standards-based wireless VoIP phones for enterprises.

By combining with SpectraLink, Polycom immediately becomes the leader in both the wired and wireless IP phone markets and can leverage the market and technology advantages from a combined product portfolio.

By joining forces, we expect to realize multiple synergies:

(1)	By rapidly extending Polycom’s interoperability with the enterprise SIP telephony leaders can be rapidly extended to the Kirk DECT and SpectraLink Wi-Fi wireless solutions;

(2)	By leveraging SpectraLink’s and Kirk’s strength with key vertical markets such as retail, hospitality, and healthcare can be leveraged into Polycom’s core voice and video offerings;

(3)	By strengthening our respective relationships with mutual strategic partners such as Avaya, Alcatel, Cisco and Nortel, and creating new opportunities for SpectraLink and Kirk with Microsoft, IBM, and others; and

(4)	By utilizing Polycom’s global channel network and high-touch sales force to sell SpectraLink and Kirk’s mobility solutions to a broader market .

Second, who is Polycom?

Polycom is a worldwide corporation with approximately $680 Million turnover (revenue) in 2006 and with over 1700 employees located on all major continents. We are profitable and have no debt.

Polycom has four product divisions: Voice, Video, Network Systems (Voice and Video Conference Bridges), and Service. SpectraLink and Kirk will become a part of our Voice Division.

Polycom invests in innovation through Research and Development with over 500 patents awarded to Polycom.

Polycom is headquartered, and our voice division is located, in “Silicon Valley” in Northern California, USA.

Third, what is Polycom’s mission and how does it apply to SpectraLink/Kirk?

Polycom’s vision is to delight customers with rich voice solutions that enable data and video sharing in both wireline and wireless environments.

Polycom continues to drive the transformation of collaborative communications from the conference room to the desktop and now into the mobile space across our voice, video and infrastructure solutions. SpectraLink and Kirk give Polycom a leadership position in the fast growing wireless enterprise environment.

Polycom, SpectraLink and Kirk share the common goal of providing market-leading voice quality and have both built strong reputations in the market place.

Last, we intend for KIRK Telecom and KIRK Scantel to continue business and operations as a Danish subsidiary, located in Horsens.

These are exciting times for both companies. As we work to finalize the acquisition, we will maintain open lines of communication and address all of your questions in a timely fashion.

My colleagues have prepared a Question and Answer document to answer a majority of your questions.

We are looking forward to combining the companies and becoming a truly global leader in wired and wireless communications and collaboration.

Thank for your time and attentiveness.

My colleagues and I will be available today for meetings with your different departments. I will be staying in Denmark through Friday.

Securities Law Disclosures

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This script is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Polycom’s planned acquisition of Kirk Telecom

Questions and Answers

What is the purpose of this Q&A document?

Polycom is very excited about the proposed acquisition, but mindful of the fact that until the transaction is complete, and in the period immediately following an acquisition, it can be an unsettling time for employees of the company potentially being acquired.

The purpose of this document therefore is to provide as much information as we can at this early stage that will hopefully give enough reassurance for you to carry on as usual until the acquisition has been completed.

All of the following answers should be viewed as being subject to the transaction completing successfully, and subject to modification as the post-acquisition integration progresses.

Why is Polycom interested in acquiring SpectraLink and Kirk Telecom?

Polycom is the leading independent provider of standards-based, wired VoIP phones for enterprises. SpectraLink is a leading independent provider of standards-based wireless VoIP phones for enterprises. By combining with SpectraLink, Polycom immediately becomes the leader in both the wired and wireless IP phone markets and can leverage the market and technology advantages from a combined product portfolio.

By joining forces, we expect to realize a number of immediate benefits:

(1)	Polycom’s interoperability with the enterprise SIP telephony leaders can be rapidly extended to the SpectraLink’s DECT and Wi-Fi wireless solutions

(2)	SpectraLink’s strength with key vertical markets such as retail, hospitality, and healthcare can be leveraged into Polycom’s core voice and video offerings

(3)	This combination strengthens our respective relationships with mutual strategic partners such as Avaya, Alcatel, Cisco, and Nortel, and creates new opportunities for SpectraLink with Microsoft, IBM, and others

(4)	Polycom can leverage SpectraLink through its global channel network and high-touch sales force to deliver other voice and video solutions to a broader market.

There are many benefits to teaming with Polycom. Together, the combined company can bring to market the leading enterprise-grade wireless telephony offering. Polycom will become the leading independent end point provider of wired and wireless voice solutions to enterprise customers. And, the combination of the two brands provide a very strong combined offering to the market

What are the benefits for Kirk Telecom?

These include:

•	Accessibility over time of Kirk Telecom products to broader markets via Polycom’s world-wide sales and distribution channels.

•	Potential collaboration over IP development to build best of breed wireless products.

•	Increasing business with existing OEMs and attracting new OEMs.

How long will the acquisition take to complete?

Polycom expects to commence a tender offer to purchase SpectraLink. The acquisition is expected to close in the second quarter of the 2007 calendar year.

What will happen after the acquisition has been confirmed?

Kirk Telecom will continue with its 2007 business plan and activities.

An integration team will be established which will include representatives from both Kirk Telecom and Polycom.

The overall purpose of the team will be to define ways to communicate and learn about each others businesses and cultures, and to investigate ways to grow the business in EMEA and worldwide.

The integration will begin as soon as legally possible and very likely shortly after closing. In the meantime, until the acquisition closes, we must each continue to operate as two independent companies, in particular, separate and independent marketing, sales and customer relationship activities and initiatives without any coordination between us. This is crucial because the laws of the United States of America requires that each of us do nothing that influences the decision making of the other. We have procedures in place for transition planning to ensure a smooth process, but no actual integration can occur until the transaction closes.

What does Polycom do?

Polycom is the leader in the unified collaborative communications market.

Our goal is to integrate voice, video, data collaboration to make businesses more efficient.

The benefits of Polycom’s solutions include the following:

•	Collaborative sharing of information and ideas in an impactful way.

•	Smarter and more productive working.

•	Speedier decision making.

•	Drawing together distributed organisations.

•	Linking customers and suppliers.

•	Increased productivity, efficiency and security.

•	Less reliance on travel.

•	The ability to have flexible communications, depending on the need. One or a combination of voice, content and video.

All of our solutions are compatible with international standards and are in use around the world.

To assist our end-user customers in implementing and managing our solutions, we offer a portfolio of additional professional and maintenance services. These include maintenance services, telephone support, parts exchange, on-site assistance, direct access to our support engineers for real-time troubleshooting of our products, and implementation, project management and consultancy services.

What is Polycom’s mission and how does it apply to SpectraLink and Kirk Telecom?

Polycom continues to drive the transformation of collaborative communications from the conference room to the desktop and now into the mobile space across our voice, video and infrastructure solutions.

SpectraLink gives Polycom the leadership position in the fast growing wireless enterprise environment. Polycom and SpectraLink share the common goal of providing market-leading voice quality and have both built strong reputations in the market place.

What is the structure of Polycom?

Polycom consists of 4 business units.

Business divisions:

•	Voice.

•	Video.

•	Network systems.

•	Services.

There are a number of functions which provide support to the business divisions and regions. These include:

•	Marketing.

•	Finance.

•	Legal.

•	IT.

•	Manufacturing operations.

•	HR.

More information can be found on our website at www.polycom.com

How many employees does Polycom have?

There are over 1,700 employees in Polycom. Around 440 of them are based in the EMEA region.

Where are Polycom located?

Polycom’s headquarters are located in Northern California near San Francisco.

Does Polycom exist in Denmark?

There is no Polycom entity in Denmark.

Our only presence in the region is in Norway and Sweden.

What happens to SpectraLink’s KIRK telecom division in Denmark?

KIRK telecom will continue to operate as a Danish subsidiary. Ole Lysgaard Madsen will remain president of the KIRK telecom business unit for a transitional period unitl the teams are fully integrated.

Will we remain employees of Kirk Telecom?

Yes. As Polycom does not have a Danish entity, your employing entity will remain unchanged.

Will the Horsens site remain?

Yes. The Horsens site will continue to be the centre for Kirk Telecom business.

Are we going to continue manufacturing in Horsens?

Yes. As Kirk Telecom has well established operations in Horsens there are no immediate plans or compelling reasons to change this.

What will happen to the SpectraLink brand?

The SpectraLink brand is recognized globally and has tremendous equity in North America both with our customers and partners. Because of this, Polycom intends to maintain the SpectraLink brand for the foreseeable future.

Will the Kirk Telecom brand remain?

Kirk Telecom has a strong and leading brand. Polycom will investigate ways to leverage the Polycom, SpectraLink and Kirk Telecom brands to a more powerful market presence.

Will there be any job losses at Kirk Telecom?

No. Polycom’s intention is to acquire an ongoing business. There are no immediate plans for any job losses.

Will my job change? Who am I going to work for?

Polycom intends the Kirk Telecom business to run as usual. The integration team referred to above will help with determining what changes, if any, could occur to positively impact the business.

Will our employment contract change?

No. There are no plans to change your employment contract.

Over time after the companies have joined together the integration team may review the employment contracts to ensure that they are up to date.

It is important to note that any proposed changes to your employment contract will be done through a process of consultation, agreement and advanced notice.

Will my basic pay change?

No. There will be no change to your basic pay.

When will my basic pay be next reviewed?

Your basic pay will be reviewed in line with your existing terms and conditions.

Note that over time the intent will be to harmonise Kirk Telecom’s pay review process with that of Polycom. The Polycom pay review process is performance related and any resulting changes in pay are implemented in the May of any given year.

Will my benefits change?

No. The current benefits and insurances plans you currently participate in will remain unchanged.

Polycom is committed to ensuring that all of its employees have a comprehensive range of benefits, and for that purpose we work with a leading benefits consultancy (Mercer) to regularly review the market and broker competitive arrangements.

It is not unusual therefore for benefits providers to change. In these instances however the intent is to never lower the level of cover, but to maintain it or (wherever possible) enhance it.

What will happen to my existing stock options and ESPP program contributions?

Specific information on your existing stock plans will be provided at a later date.

Will we be eligible to participate in any of Polycom’s share option plans?

Polycom is keen to ensure that its employees have every opportunity to share in the success of the Company through share ownership.

After the companies have come together the intent will be to provide access to Polycom’s various share option plans for qualifying Kirk Telecom employees. Polycom will however need to work with its advisors on this.

What happens to my length of service?

Length of service will be recognised and will continue to drive any service related arrangements that you currently participate in.

Who can I contact if I have any further questions?

These are exciting times for both companies. As we finalize the acquisition, we will maintain open lines of communication and address all of your questions in a timely fashion. We are looking forward to combining the companies and becoming a truly global leader in unified communications and collaboration.

If you have any immediate questions, please contact Claus W. Thomas, Michael Jensen or Ole Lysgård Madsen.

Additional Information

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. These questions and answers are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

This filing contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits of the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; the potential product, market, strategic partner, sales and other synergies from the acquisition; any statements of the plans, strategies and objectives of management for future operations, product development, and product and solution positioning, including the execution of integration plans; expectations regarding growth in the Voice over Wi-Fi and wireless IP telephony markets and segments; Polycom’s ability to benefit from such growth; any statements of expectation, belief, or opportunities; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that the parties are unable to successfully implement integration strategies; adverse reactions to the acquisition from regulators, customers, suppliers, partners or employees; competitive responses to the acquisition, shifts in the relevant markets and segments; and other risks that are described from time to time in Polycom’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom assumes no obligation and does not intend to update these forward-looking statements.